SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Vodafone Group Plc

(Exact Name of Registrant as Specified in Its Charter)

England and Wales (State of Incorporation or Organization)	Not Applicable (I.R.S. Employer Identification No.)

Vodafone House, The Connection Newbury, Berkshire, England (Address of Principal Executive Office)	RG14 2FN (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	333-144978

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Ordinary Shares, nominal value US$0.11 3/7	The NASDAQ Stock Market LLC

American Depositary Shares each representing ten Ordinary Shares of Vodafone Group Plc

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

This Registration Statement on Form 8-A of Vodafone Group Plc (the “Company”) is being filed in connection with the listing of the Company’s American Depositary Shares (“ADSs”), each representing ten ordinary shares, with a nominal value of  US$0.11 3/7 per share, on The NASDAQ Stock Market LLC, effective with the opening of trading on October 29, 2009. The Company is voluntarily withdrawing the listing of its ADSs and ordinary shares from the New York Stock Exchange effective before the opening of trading on October 29, 2009.

Item 1. Description of Registrant’s Securities to be Registered

American Depositary Shares

The description of the Company’s ADSs is set out in Item 1,  “Description of Securities to be Registered”, of the Form F-6 filed with the Securities and Exchange Commission on July 24, 2006 (the “Form F-6”) and is incorporated herein by reference. The cross reference table below is a guide to the location of the information required by Item 1 of this Form 8-A as it appears in the  Form F-6. Any subsequent amendment or any report filed for the purpose of updating such description is deemed to be incorporated herein by reference.

Cross Reference Table

Item Number and Caption			Location in Form of Receipt as Filed with the Form F-6 Incorporated by Reference Herein

1	Name and address of depositary		Introductory Article

2	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 7, 16, 17 and 20

	(iii)	The collection and distribution of dividends	Articles number 4, 13, 14, 16 and 20

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 12, 16, 17 and 20

	(v)	The sale or exercise of rights	Articles number 14, 15, 16 and 20

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16, 18 and 20

	(vii)	Amendment, extension or termination of the deposit agreement	Articles number 22 and 23

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3 4, 5, 6, 9 and 24

	(x)	Limitation upon the liability of the depositary	Articles number 15, 19, 20 and 22

Ordinary Shares

The following description relates to the Company’s ordinary shares and summarises certain provisions of the Company’s memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales as in force, and the Company’s memorandum and articles of association. Information on where shareholders can obtain copies of the memorandum and articles of association is provided under “Documents on display” on page 131 of the Company’s annual report filed on Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”).

All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

English law specifies that any alteration to the articles of association must be approved by a special resolution of the shareholders.

The Company’s objects

The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company, with the registration number 1833679. The Company’s objects are set out in the fourth clause of its memorandum of association and cover a wide range of activities, including to carry on the business of a holding company, to carry on business as dealers in, operators, manufacturers, repairers, designers, developers, importers and exporters of electronic, electrical, mechanical and aeronautical equipment of all types as well as to carry on all other businesses necessary to attain the Company’s objectives. The memorandum of association grants the Company a broad range of powers to effect its objects.

Directors

The Company’s articles of association provide for a board of directors (the “Board”), consisting of not fewer than three directors, who shall manage the business and affairs of the Company.

The directors are empowered to exercise all the powers of the Company subject to any restrictions in the articles of association.

Under the Company’s articles of association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest other than by virtue of the director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply to resolutions (a) giving the director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of the Company, (b) giving any guarantee, security or indemnity to the director or a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of the Company in which the director participates as a holder of shares or other securities or in the underwriting of such shares or securities, (d) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of the company’s equity share capital or the voting rights available to its shareholders, (e) relating to the arrangement of any employee benefit in which the director will share equally with other employees and (f) relating to any insurance that the Company purchases or renews for its directors or any group of people, including directors.

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Company and, as applicable, its subsidiary undertakings and/or its interests in joint ventures and associated undertakings (the “Group”) outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the articles of association, unless sanctioned by an ordinary resolution of the Company’s shareholders.

The Company can make market purchases of its own shares or agree to do so in the future, provided it is duly authorised by its members in a general meeting and subject to and in accordance with Section 701 of the Companies Act 2006.

In accordance with the Company’s articles of association, directors retiring at each Annual General Meeting (the “AGM) are those last elected or re-elected at or before the AGM held in the third calendar year before the current year. In 2005, the Company reviewed its policy regarding the retirement and re-election of directors and, although it is not intended to amend the Company’s articles of association in this regard, the Board has decided, in the interests of good corporate governance, that all of the directors should offer themselves for re-election annually.

No person is disqualified from being a director or is required to vacate that office by reason of age.

Directors are not required, under the Company’s articles of association, to hold any shares of the Company as a qualification to act as a director, although executive directors participating in long term incentive plans must comply with the Company’s share ownership guidelines. In accordance with best practice in the UK for corporate governance, compensation awarded to executive directors is decided by a remuneration committee consisting exclusively of non-executive directors.

In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the regulations (see pages 57 to 67 of the 2009 Form 20-F). The report is also subject to a shareholder vote.

Rights attaching to the Company’s ordinary shares

At September 30, 2009, the issued ordinary share capital of the Company comprised  52,595,073,721 ordinary shares (excluding treasury shares) of US$0.11 3/7 each.

Dividend rights

Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The Board may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares will be announced in pounds sterling. Holders of ordinary shares with a registered address in a eurozone country (defined, for this purpose, as a country that has adopted the euro as its national currency) will receive their dividends in euros, exchanged from pounds sterling at a rate fixed by the Board in accordance with the articles of association. Dividends for ADS holders represented by ordinary shares held by the depositary will be paid to the depositary in US dollars, exchanged from pounds sterling at a rate fixed by the directors in accordance with the articles of association, and the depositary will distribute them to the ADS holders.

If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the directors providing for payment of that dividend, the directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company.

Voting rights

The Company’s articles of association provide that voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) at a general meeting shall be decided on a poll. On a poll, each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held. Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. In addition, the articles of association allow persons appointed as proxies of shareholders entitled to vote at general meetings to vote on a show of hands, as well as to vote on a poll and attend and speak at general meetings. Holders of the Company’s ordinary shares do not have cumulative voting rights.

Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless a company’s articles of association specify otherwise. The Company’s articles of association do not specify otherwise, except that the shareholders do not need to be present in person, and may instead be present by proxy, to constitute a quorum.

Under English law, shareholders of a public company such as the Company, are not permitted to pass resolutions by written consent.

Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee, who will vote the ordinary shares underlying their ADSs in accordance with their instructions.

Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and ‘My ShareBank’ (a vested share account) through the respective plan’s trustees.

Pre-emptive rights and new issues of shares

Under Section 551 of the Companies Act 2006, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities as defined in the Companies Act 2006 include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares. In addition, Section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006, which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise directors for a period up to five years to allot (a) relevant securities generally up to an amount fixed by the shareholders and (b) equity securities for cash other than in connection with a rights issue up to an amount specified by the shareholders and free of the restriction in Section 561. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to one third of the existing issued ordinary share capital, and the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.

Disclosure of interests in the Company’s shares

There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although such requirements exist under rules derived by the Disclosure and Transparency Rules (“DTRs”).

The basic disclosure requirement upon a person acquiring or disposing of shares carrying voting rights is an obligation to provide written notification to the Company, including certain details as set out in DTR 5, where the percentage of the person’s voting rights which he holds as shareholder or through his direct or indirect holding of financial instruments (falling within DTR 5.3.1R) reaches or exceeds 3% and reaches, exceeds or falls below each 1% threshold thereafter.

Under Section 793 of the Companies Act 2006, the Company may, by notice in writing, require a person that the Company knows or has reasonable cause to believe is, or was during the preceding three years, interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the Companies Act 2006. DTR 3 deals with the disclosure by persons “discharging managerial responsibility” and their connected persons of the occurrence of all transactions conducted on their account in the shares in the Company. Part 28 of The Companies Act 2006 sets out the statutory functions of the Panel on Takeovers & Mergers (the ”Panel”). The Panel is responsible for issuing and administering the Code on Takeovers & Mergers and governs disclosure requirements on all parties to a takeover with regard to dealings in the securities of an offeror or offeree company and also on their respective associates during the course of an offer period.

General meetings and notices

Annual general meetings are held at such times and place as determined by the directors of the Company. The directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006.

An annual general meeting and any other general meeting called for the passing of a special resolution needs to be called by not less than twenty-one days’ notice in writing and all other general meetings by not less than fourteen days’ notice in writing. The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the directors but not later than twenty-one days before the date the relevant notice is sent. The notice may also specify the record date, which shall not be more than forty-eight hours before the time fixed for the meeting.

Shareholders must provide the Company with an address or (so far as the Companies Acts allow) an electronic address or fax number in the United Kingdom in order to be entitled to receive notices of shareholders’ meetings and other notices and documents. In certain circumstances, the Company may give notices to shareholders by advertisement in newspapers in the United Kingdom. Holders of the Company’s ADSs are entitled to receive notices under the terms of the Deposit Agreement relating to the ADSs.

Under Section 336 of the Companies Act 2006, the annual general meeting of shareholders must be held each calendar year and within six months of the Company’s year end.

Electronic communications

The Company may, subject to and in accordance with the Companies Act 2006, communicate all shareholder information by electronic means, including by making such information available on a website, with notification that such information shall be available on the website.

Variation of rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Acts, either with the consent in writing of the holders of three fourths in nominal value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any person present in person or by proxy may demand a poll, and (c) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.

Limitations on voting and shareholding

As far as the Company is aware, there are no limitations imposed on the transfer, holding or voting of the Company’s shares other than those limitations that would generally apply to all of the shareholders. No shareholder has any securities carrying special rights with regard to control of the Company.

The Memorandum and Articles of Association, which were filed with the Securities and Exchange Commission on Form 6-K on August 10, 2009, are incorporated herein by reference.

Item 2. Exhibits

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Vodafone Group Plc
(Registrant)

By:      /s/ S R Scott
           -----------------------------------------------------------
           Name:  Stephen Scott
           Title:     Group General Counsel and Company Secretary

Date: October 19, 2009